UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DreamWorks Animation SKG, Inc.
(Name of Issuer)
Class A Common Stock (par value $.01 per share)
(Title of Class of Securities)
26153 10 3
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐ ☒	Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26153 10 3	Page 2 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON STEVEN SPIELBERG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 5,400,000 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,400,000 (1) SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (2)

12	TYPE OF REPORTING PERSON IN

CUSIP No. 26153 10 3	Page 3 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON DW LIPS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 5,400,000 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,400,000 (1) SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (2)

12	TYPE OF REPORTING PERSON* PN

CUSIP No. 26153 10 3	Page 4 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON DW SUBS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 5,400,000 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,400,000 (1) SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(2)

12	TYPE OF REPORTING PERSON CO

(1) The shares indicated are shares of Class A Common Stock held of record by DW Lips, L.P., an entity controlled by Steven Spielberg.

(2) Based on 78,184,330 shares of Class A Common Stock outstanding per the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No. 26153 10 3	Page 5 of 8 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET

GLENDALE, CA 91201

Item 2(a).	Name of Persons Filing:

STEVEN SPIELBERG

DW LIPS, L.P.

DW SUBS, INC.

Item 2(b).	Address of Principal Business Office or, if none, Residence of each Reporting Person:

C/O BRESLAUER, RUTMAN & ANDERSON

11400 OLYMPIC BOULEVARD

LOS ANGELES, CA 90064

Item 2(c).	Citizenship:

STEVEN SPIELBERG — U.S.A.

DW LIPS, L.P. — CALIFORNIA

DW SUBS, INC. — CALIFORNIA

Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).	CUSIP Number:

26153 10 3

Item 3.	NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).

CUSIP No. 26153 10 3	Page 6 of 8 Pages

SCHEDULE 13G

Item 4.	Ownership For each Reporting Person:
(a).	Amount beneficially owned: SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.
(b).	Percent of Class: SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.
(c).	Number of shares as to which such person has:

(i).               Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

(ii).              Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii).             Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

(iv).             Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

CUSIP No. 26153 10 3	Page 7 of 8 Pages

SCHEDULE 13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

CUSIP No. 26153 10 3	Page 8 of 8 Pages

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2009

STEVEN SPIELBERG
/s/ Steven Spielberg
Name: Steven Spielberg

DW LIPS, L.P.
By:	/s/ Tammy Anderson
Name: Tammy Anderson Title: Assistant Secretary

DW SUBS, INC.
By:	/s/ Tammy Anderson
Name: Tammy Anderson Title: Assistant Secretary